Liquid Media and Insight TV Forge New Channel Partnership

Vancouver, BC – May 4, 2021 – Liquid Media Group Ltd. (“Liquid Media”, “the Company” or “Liquid”) (Nasdaq: YVR) and Insight.TV (“Insight”) today announced the signing of a memorandum of understanding following extensive discussions toward a content partnership, leveraging Insight’s 400M+ household reach in 53 countries.

Under the proposed alliance, Insight, the leading millennial-focused global channel and content producer, will distribute select Liquid library content across their global distribution network. Furthermore, the companies would collaborate on the development of a new FAST (Free Advertising Supported TV) channel.

“Insight has developed a reputation for high-quality, compelling content. This partnership creates Liquid's first FAST channel, and our first advertising-funded play, which is a leap forward into a rapidly growing monetization model,” said Liquid CEO Ronald Thomson.

Over its five-year history, Insight has expanded to operate six separate UHD (ultra-high definition) and HD linear channels across four continents, entering into partnerships with the world’s leading satellite and intellectual property (IP) distribution providers to deliver content globally.

“This alliance would further support our mission and vision, adding another series of opportunities for Liquid IP creators, extending the content's lifecycle and expanding our audience in Europe as well as new markets overseas,” continued Thomson.

“We look forward to adding content from Liquid’s library to our various outlets and to working with Ron and his team to create an exciting new linear FAST channel to share with our digital distribution partners,” said Insight CEO Rian Bester.

The shift to online as a solution for consumption and community continues, with connected TV usage up as much as 81% year-over-year as of March 2020. Streaming services maintain strong forecasts, with membership and viewing up across platforms including Netflix, Disney+ and Apple TV+. Streaming forecasts for the U.S. alone anticipate more subscriptions (385M) than citizens (330M) by the end of 2021. Hulu reports increasing interest in co-viewing, reporting 61% of viewers using the feature during the COVID-19 pandemic.

“This new content-driven pipeline will provide even more choice of quality entertainment to our content-hungry audiences around the world,” added Bester.

About Insight TV:

Insight TV is a global content creator and TV channel. Specializing in adventurous content about trending communities told through global influencers, all of Insight TV’s content is filmed in vivid 4K UHD HDR.

Insight TV reaches millions of homes across the world, and can be viewed anywhere and on any device via insight.tv and is available in 53 different countries via linear channels.

Additional information is available at www.insight.tv

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About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization. The new Liquid Media Token Strategy will empower its users to capitalize and monetize all four pillars of IP: Creation, Use/Subscription, Financing, and Licensing/Protection.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group

+1 (416) 489-0092

pg@liquidmediagroup.co

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Investor:

Adam Bello

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Primoris Group Inc.

+1 (416) 489-0092 x 226

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Industry:

Jane Owen

Jane Owen PR

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jane@janeowenpr.com

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